Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

PIMCO ASSET-BASED LENDING COMPANY LLC

INTRODUCTION

The PIMCO Asset-Based Lending Company LLC (“PALCO” or the “Company”) is committed to fostering a culture of honesty and high ethical standards. This Code of Business Conduct and Ethics (“Code”) is designed to assist all directors, officers, committee members, and employees (if any) of PALCO (“Personnel”) in adhering to the high ethical standards that PALCO follows in conducting its business.1 The following general principles must govern the activities of Personnel:

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You must disclose any actual or potential conflict of interest (as defined below) to the Legal and Compliance department (“Legal and Compliance”) of Pacific Investment Management Company LLC, the Company’s operating manager (“PIMCO” or the “Operating Manager”).

•	You must not take inappropriate advantage of your position at PALCO for personal benefit.

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You must endeavor to ensure that PALCO makes full, fair, accurate, timely, and understandable disclosure in reports and documents to be filed with, or submitted to, the U.S. Securities and Exchange Commission (“SEC”) and in other public communications.

•	You must comply with applicable governmental laws, rules, and regulations.

•	You must promptly report any suspected violations of the Code.

Any questions about how to interpret this Code should be raised with Legal and Compliance.

CONFLICTS OF INTEREST

A “conflict of interest” occurs when the private interests of Personnel improperly interfere with the interests of PALCO or its investors. Personal conflicts of interest are generally prohibited as a matter of PALCO policy, unless they have been approved or waived, as applicable, by PALCO and Legal and Compliance.

Certain Personnel, with the exception of PALCO’s independent directors (the “Independent Directors”), may also be employees or officers of PIMCO or one of its affiliates. Although typically not presenting an opportunity for improper personal benefit, conflicts may arise from, or as a result of, the relationship between PALCO, the Operating Manager and/or Personnel that are officers, employees and/or directors of more than one of such entities. As a result, this Code recognizes that the Personnel will, in the normal course of their duties (whether for PALCO or the Operating Manager), be involved in establishing policies and implementing decisions that will have different effects on PALCO and the Operating Manager. The participation of the Personnel in such activities is inherent in the relationship between PALCO and the Operating Manager and

[1]	Code of Business Conduct and Ethics is intended to meet the standards for a code of ethics under the Sarbanes-Oxley Act of 2002, as amended.

is consistent with the performance by the Personnel of their duties as officers, employees, committee members, and/or Directors of PALCO. Thus, if performed in conformity with the provisions of PALCO’s amended and restated limited liability agreement, as amended, restated, supplemented or otherwise modified from time to time, such activities will be deemed to have been handled ethically and to not constitute a “conflict of interest” for purposes of this Code.

Nothing in this Code shall be construed to restrict the right of the Operating Manager to engage in any activity or business that it is permitted to engage in under the management agreement or restrict any Personnel, who is also a member, partner or employee of the Operating Manager or its affiliates, from taking any action in connection therewith.

Personnel should engage in and promote honest and ethical conduct, including in their handling of actual or apparent conflicts of interest between personal and professional relationships. Personnel must exercise great care any time their personal interests might conflict with those of PALCO or its investors. As PALCO cannot address or foresee every potential conflict of interest or set of circumstances in written policies and procedures, it is the responsibility of Personnel to identify and promptly escalate conflicts of interest to Legal and Compliance. In addition, Directors are expected to make appropriate disclosures to PALCO’s Board of Directors (the “Board”) and to take appropriate steps to recuse themselves from Board decisions with respect to transactions or other matters involving PALCO as to which they are interested parties or with respect to which a conflict of interest exists. Refer to PALCO’s Conflict of Interest and Related Party Transactions Policy for additional information.

PALCO’s policy with respect to several common conflicts of interest are described below. Conflicts of interest may not be always evident, and Personnel should consult with Legal and Compliance if they are uncertain about any situation.

Gifts, Entertainment, and Other Payments

As a general rule, Personnel are prohibited from offering or providing anything of value in order to improperly obtain or retain business or otherwise influence a business decision.

See the Company’s Anti-Corruption Policy for additional information.

Personal Financial Interests and Insider Trading

Personnel are required to pre-clear and receive prior approval from Legal and Compliance for their and their Immediate Family Member’s participation in the private placements of PALCO securities and transactions with or in PALCO.

Personnel are prohibited from purchasing or selling, directly or indirectly, shares of PALCO based on material, non-public information (MNPI).

Additionally, directors and officers, who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (each a “Reporting Person”), must provide to Legal and Compliance a copy of their most recent brokerage statements or statements of their investment accounts at the time they become a Reporting Person and may also be required to provide information regarding any trusts or entities that hold or will transact in PALCO’s securities.

Outside Business Interests

Personnel must not engage in activities outside of PIMCO or PALCO, without prior approval from Legal and Compliance.

Legal and Compliance may approve an outside activity in their discretion if they determine that an individual’s service or activities outside of PIMCO or PALCO would not be inconsistent with the interests of PALCO and its investors. Legal and Compliance may also stipulate that approval of participate in an outside activity is subject to specified conditions designed to mitigate potential conflicts of interest.

PUBLIC DISCLOSURE

It is PALCO policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that PALCO files with, or submits to, the SEC and all other governmental, quasi-governmental and self-regulatory bodies and in all other public communications made by PALCO. Personnel shall provide accurate financial and accounting data for inclusion in such communications. Personnel shall not knowingly falsify information, misrepresent material facts or omit material facts necessary to avoid misleading PALCO’s independent public auditors or unitholders. Personnel shall never take any action to coerce, manipulate, mislead or fraudulently influence PALCO’s independent auditors in the performance of their audit or review of PALCO’s financial statements. As Personnel, you are required to promote compliance with this Code and to abide by PALCO standards, policies and procedures designed to promote compliance with this Code.

COMPLIANCE WITH APPLICABLE LAWS

The Company is committed to conducting its business in strict compliance with all applicable governmental, state and local laws, rules and regulations. All Personnel are expected at all times to conduct their activities on behalf of PALCO in accordance with this principle. Any violation of applicable laws, rules and regulations by any Personnel should be reported to Legal and Compliance. Company Personnel should seek guidance whenever they are in doubt as to the applicability of any law, rule or regulation or regarding any contemplated course of action.

REPORTING SUSPECTED VIOLATIONS

If any Personnel knows of or suspects any illegal or unethical conduct, or any other violation of this Code or other PALCO compliance policies, they must promptly report this to Legal and Compliance, the chair of the Board’s Audit Committee, via the toll-free number or by accessing the related Internet site set forth in Appendix A. Personnel may either identify themselves or remain anonymous when reporting a concern. If submitting a concern anonymously, Personnel may exclude their name and indicate on the submission that it is a “Confidential, Anonymous Submission.” Personnel may also report anonymously by calling the toll-free number/accessing the Internet site set forth in Appendix A.

Examples of the types of reporting required include, but are not limited to, the following:

•	A potential breach of law

•	A potential breach of regulatory requirements

•	A potential breach of PALCO compliance policies, including this Code

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A perceived questionable practice or decision regarding accounting, internal accounting controls or audit matters that may raise a legal issue or a potential deviation from applicable accounting standards

To the extent possible, PALCO will endeavor to keep confidential the identity of anyone reporting a violation of this Code. PALCO will also keep confidential the identities of Personnel about whom allegations of violations are brought, unless or until it is established that a violation has occurred. It is the PALCO’s policy that retaliation against individuals who report actual or suspected violations of this Code of Conduct is prohibited; anyone who attempts to retaliate will be subject to disciplinary action, up to and including dismissal.

Details of the suspected misconduct may be reported to the person(s) under investigation (unless doing so could compromise the investigation), members of the Board and/or its committees, senior management of the Operating Manager and, if necessary, to regulators, the police or other law enforcement authorities. In addition, this information may be reported to the Operating Manager’s parent company, auditors, or other third parties. Although PALCO will endeavor to maintain the confidentiality of the identity of the Personnel submitting the report, in certain instances it may not be possible to do so.

All Personnel are expected to cooperate in internal investigations of alleged misconduct.

TREATMENT OF REPORTS

All reports will undergo an initial review by Legal and Compliance who must (1) promptly forward to the Audit Committee any report (a) involving Personnel or (b) that has the actual or potential effect of resulting in (i) misreporting or (ii) loss to the Company, that could have a material impact on the Company’s reputation or financial statements, and (2) promptly determine whether to commence an investigation.

Legal and Compliance may, in its reasonable discretion, determine not to commence an investigation if the report contains only unspecified or broad allegations of wrongdoing without appropriate informational support or credibility. If Legal and Compliance determines that an investigation must be conducted, it will promptly commence the investigation. Any decision not to commence an investigation shall be reported to the Audit Committee at its next ordinary meeting. If the Audit Committee does not accept this decision, it will determine whether the Audit Committee itself or Legal and Compliance will investigate the report. Following all investigations, Legal and Compliance shall report the findings to the Audit Committee.

No action will be taken against any complainant who makes a report in good faith, even if the facts alleged are not confirmed by subsequent investigation. Where alleged facts disclosed pursuant to this policy are not substantiated, the conclusions of the investigation shall, to the extent appropriate, be made known to the complainant who made the report.

RIGHT TO COMMUNICATE DIRECTLY

This Code will not be interpreted or applied in any manner that would violate any Personnel’s rights under applicable law. For example, nothing in this Code prohibits or in any way restricts any Personnel from reporting possible violations of law or regulation to, otherwise communicating directly with, cooperating with or providing information to any governmental or regulatory body or any self-regulatory organization or making other disclosures that are protected under applicable law or regulations of the SEC or any other governmental or regulatory body or self-regulatory organization. Personnel do not need prior PALCO authorization before taking any such action and Personnel are not required to inform PALCO if they choose to take such action.

WAIVERS OF CODE OF CONDUCT

From time to time, PALCO may waive certain provisions of this Code. Any Personnel who believe that a waiver may be called for should discuss the matter with Legal and Compliance or the Chairperson of the Board, or if the Chairperson of the Board is unavailable, the Chairperson of the Audit Committee. Amendments to and waivers of this Code will be publicly disclosed as required by applicable law and regulations. In particular, waivers for executive officers or trustees may be made only by the Board, or the Audit Committee of the Board and must be promptly disclosed in a Form 8-K or on PALCO’s website within four business days. Any such waiver of this Code must be approved in writing by Legal and Compliance.

ENFORCEMENT

Failure to comply with this Code, or to report a violation, could lead to remedial action, including warnings, suspensions, termination of employment or such other actions as may be appropriate under the circumstances, as well as civil and criminal liability, in some cases. Such penalties may include a written letter of reprimand, disgorgement, suspension with or without pay or benefits, and termination of service.

ACKNOWLEDGEMENT

Personnel will be asked annually to sign a statement affirming that they have read and understood this Code and that they are in compliance with the Code.

Appendix A

Webpage Access and Toll-Free Phone Numbers

[Intentionally Omitted]